

08026585

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

<table>
<tr><td colspan="2">OMB APPROVAL</td></tr>
</table>

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alliant Equity Investments, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21600 Oxnard Street, Suite 1200
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pershaun M. Reynolds   310-293-3148
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Pershaun M. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Equity Investments, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of ___ February 2008 ___

_____
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

_____
Signature

FINOP
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

Alliant Equity Investments, LLC

Statement of Financial Condition

December 31, 2007



McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Contents

___

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Member of
Alliant Equity Investments, LLC

We have audited the accompanying statement of financial condition of Alliant Equity Investments, LLC (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alliant Equity Investments, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 25, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

1

Alliant Equity Investments, LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	1,758
Money market mutual fund		389,998
Private placement fees receivable		50,000
Total assets	$	441,756

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	11,110
Broker fees payable		50,000
Due to Member		118,597
Total liabilities		179,707
Member's equity		262,049
Total liabilities and member's equity	$	441,756

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Alliant Equity Investments, LLC (the Company) is a California limited liability company and a wholly owned subsidiary of Alliant Asset Management Company, LLC (the Member), which is an affiliate of certain limited partners of Alliant Capital, Ltd. (Alliant). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company sells private placements, mainly limited partnership interests in tax credit funds sponsored by Alliant. The Company primarily markets its products to large corporations and institutional investors.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with original maturities of three months or less at the time of purchase.

Revenue Recognition—Private placement fees and related direct expenses are recognized at the time the private placement is substantially completed and the income and direct expenses are reasonably determinable. Private placement fees receivable represents amounts due for these services. Allowances for doubtful accounts are based primarily on historical collection experience.

Income Taxes—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member, which is a flow-through entity. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

New Accounting Pronouncement—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Company in the annual reporting for the year ended December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

Note 2 Related-Party Transactions

The Company has entered into an agreement with the Member whereby compensation and certain other expenses of the Company are paid by the Member and reimbursed by the Company. Due to Member represents the amount due at December 31, 2007 under this agreement.

Note 3 Concentration of Credit Risk

The Company maintains its cash and cash equivalents at one bank in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Note 4   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5   Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $235,000 and $12,000, respectively. The net capital rule may effectively restrict distributions to the Member.

